Exhibit 99.1

ATA Creativity Global Reports 2020 Third Quarter Financial Results

Conference Call on Thursday, November 12, 2020, at 8 p.m. ET with Accompanying Investor Presentation

Beijing, China, November 12, 2020 (NY)/ November 13, 2020 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and nine months ended September 30, 2020 (“Third Quarter 2020” and “Nine Months 2020”, respectively).

Third Quarter 2020 Highlights

•

During Third Quarter 2020, student enrollment was 1,225, of which 666 were enrolled in ACG’s portfolio training programs. Approximately 44,203 credit hours (i.e., the standard unit measuring educational credit for the portfolio training program; each credit hour equates to roughly one hour of time committed) were delivered during Third Quarter 2020.

•	Third Quarter 2020 net revenues of RMB42.2 million (US$6.2 million), primarily driven by revenues from portfolio training services
•

Student enrollments and net revenues, particularly those related to the educational travel services business, continued to be impacted by the coronavirus disease (“COVID-19”) during Third Quarter 2020.

•	Third Quarter 2020 net income attributable to ACG of RMB19.3 million (US$2.8 million), compared to net loss attributable to ACG of RMB25.2 million in the prior-year period
•	Nine Months 2020 net revenues of RMB101.3 million (US$14.9 million)
•	Nine Months 2020 net loss from continuing operations attributable to ACG of RMB33.3 million (US$4.9 million), compared to RMB56.3 million in the prior-year period
•	RMB111.9 million (US$16.5 million) in cash and cash equivalents as of September 30, 2020

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “During the third quarter of 2020, enrollment levels within our portfolio training program increased by 50% with credit hours delivered increasing by over 58% from the prior sequential quarter, which we feel is an incredible achievement considering many students continued to pursue their studies via online delivery when most would likely prefer to do so in-person. The public health situation in China continues to improve, and we are pleased that nearly all of our training centers have been able to resume traditional in-person delivery of coursework. ACG’s acquisition of Beijing Huanqiuyimeng Education Consultation Corp. (‘Huanqiuyimeng’) took place at an opportune time as the two companies had substantially assimilated by early 2020 when the pandemic hit, and it played a key role in our successful transitioning of coursework to the online platform. We worked to develop technology systems that would support Huanqiuyimeng’s daily operations and leveraged our leadership in finance, management and analysis, all of which were crucial elements contributing to our successful navigation of challenges created by the pandemic. The unique circumstances of the pandemic necessitated a transition to an online education model, which has proven advantageous for students who require the increased flexibility remote learning provides and for institutions that can now serve a much wider student population thanks to technology. We believe there remains a great deal of runway for growth, and we are optimistic for our future as we head into 2021.”

Outlook/Impact of COVID-19

Mr. Jun Zhang, President of ACG, stated, “We were pleased to see continued strong enrollment in Third Quarter 2020 as traditional in-person delivery of coursework became increasingly available and many students continued their educations online during the period. The fourth quarter tends to be our busiest time of the year as students are working in earnest to complete their portfolios ahead of year-end application deadlines for entry in the fall of 2021. Given the effects of the pandemic, we anticipate fourth quarter enrollments in our Portfolio Training Program will remain steady. While our educational travel business will continue to be impacted through the remainder of the year, the fall and winter tend to be lighter travel seasons, and we plan to continue offering alternatives to our traditional travel programs, mitigating the overall impact on our business. While the pandemic has undoubtedly overturned the economy and countless lives have been devastated by this disease, our students have shown a great deal of resilience, and we are proud that ACG as an institution has risen to the challenge of continuing to provide the educational opportunities our students seek. We believe we will emerge from the pandemic stronger than before and look forward to supporting our students with additional offerings and improved infrastructure well into the future.”

Operating Review

Enrollment Update

ACG student enrollment for Third Quarter 2020 was 1,225, of which 666 were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 44,203 credit hours were delivered for portfolio training programs during Third Quarter 2020, of which 26,117 credit hours were delivered for time-based programs and 18,086 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs, for the period beginning July 1, 2020, to September 30, 2020, compared to those for the prior-year period:

	July 1 – Sept. 30, 2020	July 1 – Sept. 30, 2019	% Change
	No. of Credit Hours	No. of Credit Hours

Time-based Program	26,117	36,363	(28.2%)
Project-based Program	18,086	18,868	(4.1%)
Total	44,203	55,231	(20.0%)

During Third Quarter 2020, 559 students were enrolled in ACG’s other programs, which consists of overseas study counseling and foreign language training services enrollments as well as enrollments for other educational services such as some short-term online bootcamp programs and other recently launched background enhancement programs, such as internships in fields like fashion and architectural design.

GAAP Results

Note: Impact of Huanqiuyimeng Acquisition on and Certain Adjustments to the Company’s Financial Statements

Following the completion of the Huanqiuyimeng business acquisition whereby Huanqiuyimeng became a wholly owned subsidiary of the Company in 2019, the financial results presented in this press release incorporate financial contributions from Huanqiuyimeng for Third Quarter 2020 and Nine Months 2020. Please note that the prior-year period comparisons in the below financial reviews include approximately two months of contributions from the

Huanqiuyimeng business as control of Huanqiuyimeng transitioned to ACG on August 6, 2019. In addition, the Company has applied acquisition accounting and made purchase price allocation (“PPA”) adjustments to various assets acquired and liabilities assumed from the Huanqiuyimeng business acquisition.

Third Quarter 2020 Financial Review

ACG’s total net revenues for Third Quarter 2020 were RMB42.2 million (US$6.2 million), compared to RMB40.6 million in the prior-year period. Net revenues for this quarter include a negative adjustment of RMB6.0 million resulting from amortization of the difference between the carrying value of deferred revenues in Huanqiuyimeng’s book and the fair value of deferred revenues assessed from the PPA process applied to the Huanqiuyimeng business acquisition (“PPA Adjustment to Net Revenues”). Revenues from portfolio training programs were RMB34.2 million, or 81.0% of total net revenues, during the period. Revenues from overseas study counselling services, other educational services and the K-12 business were RMB8.0 million, or 19.0% of total net revenues during the period.

Gross profit for Third Quarter 2020 was RMB15.8 million (US$2.3 million), compared to RMB14.6 million in the prior-year period. Gross margin was 37.4% during the period, compared 35.9% in the prior-year period. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for Third Quarter 2020 would have been 45.2%.

Total operating expenses for Third Quarter 2020 were RMB32.4 million (US$4.8 million), compared to RMB40.8 million in the prior-year period. This decrease was primarily driven by a value-added tax exemption stipulated by the State Authority of Taxation in response to the impact of COVID-19 on the specific industry in which Huanqiuyimeng operates in China in 2020, as well as lower general and administrative costs as a result of reductions in headcount and office space made as part of a general expense savings plan launched in response to COVID-19.

Loss from operations for Third Quarter 2020 was RMB16.5 million (US$2.4 million), compared to RMB26.1 million in the prior-year period.

Net income attributable to ACG for Third Quarter 2020 was RMB19.3 million (US$2.8 million), compared to a net loss of RMB25.2 million in the prior-year period.

For Third Quarter 2020, basic and diluted earnings per common share attributable to ACG were both RMB0.28 (US$0.04), compared to basic and diluted losses per common share attributable to ACG of RMB0.51 for the prior-year period. Basic and diluted earnings per ADS attributable to ACG were both RMB0.56 (US$0.08), compared to basic and diluted losses per ADS attributable to ACG of RMB1.02 in the prior-year period.

Nine Months 2020 Financial Review

ACG’s total net revenues for Nine Months 2020 were RMB101.3 million (US$14.9 million), compared to RMB43.6 million in the prior-year period. Net revenues for the period include a negative adjustment of RMB18.0 million resulting from the PPA Adjustment to Net Revenues, as noted above. Revenues from portfolio training programs were RMB72.4 million, or 71.4% of total net revenues, during the period. Revenues from other education services and the K-12 business were RMB28.9 million, or 28.6% of total net revenues during the period.

Gross profit for Nine Months 2020 was RMB34.1 million (US$5.0 million), compared to RMB15.0 million in the prior-year period. Gross margin was 33.7% during the period, compared to 34.3% in the prior-year period. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for Nine Months 2020 would have been 43.7%.

Total operating expenses for Nine Months 2020 were RMB116.1 million (US$17.1 million), compared to RMB77.3 million in the prior-year period, which included only two months of expenses related to Huanqiuyimeng operations as control transitioned to ACG on August 6, 2019.

Loss from continuing operations for Nine Months 2020 was RMB81.5 million (US$12.0 million), compared to RMB61.7 million in the prior-year period as a result of the increased operating expenses, which were partially offset by the increase in gross profit mentioned above.

Net loss from continuing operations attributable to ACG for Nine Months 2020 was RMB33.3 million (US$4.9 million), compared to RMB56.3 million in the prior-year period.

For Nine Months 2020, basic and diluted losses from continuing operations per common share attributable to ACG were both RMB 0.60 (US$0.09), compared to RMB1.24 for the prior-year period. Basic and diluted losses from continuing operations per ADS attributable to ACG were both RMB 1.20 (US$0.18), compared to RMB2.48 in the prior-year period.

Non-GAAP Measures

Adjusted net income attributable to ACG for Third Quarter 2020, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB19.7 million (US$2.9 million), compared to adjusted net loss of RMB23.3 million in the prior-year period.

Basic and diluted earnings per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2020, were RMB0.29 (US$0.04). Basic and diluted earnings per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2020 were RMB0.58 (US$0.08).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Third Quarter 2020 was 32.1 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of September 30, 2020, ACG’s cash and cash equivalents were RMB111.9 million (US$16.5 million), working capital deficit was RMB134.9 million (US$19.9 million), and total shareholders’ equity was RMB259.8 million (US$38.3 million); compared to cash and cash equivalents of RMB154.2 million, working capital deficit of RMB81.3 million, and total shareholders’ equity of RMB305.6 million, respectively, as of December 31, 2019.

Update on Share Repurchase Program

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs on the open market and through privately negotiated transactions. By November 1, 2020, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631. This share repurchase plan continues through December 31, 2020. The Board may suspend or discontinue the repurchase program at any time. This repurchase program does not obligate ACG to make additional repurchases at any specific time or in any specific situation.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 8 p.m. Eastern Time on Thursday, November 12, 2020 (9 a.m. Beijing time on Friday, November 13, 2020), during which management will discuss the results of the quarter and nine months ended September 30, 2020. Investors are welcome to send any questions in advance of the conference call either through the webcast portal or via email to the Company’s contacts listed below.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 737-7051
International (Toll):	+1 (201) 689-8878

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at the investor relations section of ACG’s website at www.atai.net.cn or by clicking the following link: https://78449.themediaframe.com/dataconf/productusers/atac/mediaframe/41783/indexl.html.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ACG’s website. To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ACG’s website and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, educational travel, overseas study counseling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s strategy of becoming a leading international education service provider; ACG’s plans for mergers and acquisitions generally; the benefits of the Huanqiuyimeng Acquisition; ACG’s ability to operate efficiently and maintain continued financial strength under unusual circumstances; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for ACG’s portfolio training programs and other education services; the impact of the COVID-19 outbreak on ACG and its operations; ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 outbreak; and the implementation, suspension or termination of the share repurchase program.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 outbreak and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2019, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2019.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and nine months ended September 30, 2020, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.7896 to US$1.00, the noon buying rate as of September 30, 2020, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	154,197,758	111,864,329	16,475,835
Accounts receivable, net	214,591	752,314	110,804
Subscription receivable	8,530,931	—	—
Prepaid expenses and other current assets	16,490,369	15,839,853	2,332,958
Loan receivable, net	4,126,502	4,028,251	593,297
Total current assets	183,560,151	132,484,747	19,512,894

Long-term investments	45,726,391	76,217,149	11,225,573
Goodwill	200,478,795	194,754,963	28,684,306
Property and equipment, net	42,070,794	39,320,610	5,791,300
Intangible assets, net	135,599,770	119,144,330	17,548,063
Right-of-use assets	40,786,291	34,878,923	5,137,110
Deferred income tax assets	11,464,891	1,159,562	170,785
Other non-current assets	16,402,750	21,718,104	3,198,731
Total assets	676,089,833	619,678,388	91,268,762

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	47,747,054	41,366,621	6,092,644
Short-term loan	4,991,000	3,500,000	515,494
Payable for business acquisition	19,642,082	4,642,082	683,705
Lease liabilities-current	20,556,017	15,853,671	2,334,993
Deferred revenues	171,880,131	201,988,560	29,749,700
Total current liabilities	264,816,284	267,350,934	39,376,536

Other non-current liabilities	12,500,120	17,892,422	2,635,269
Deferred income tax liabilities	48,241,809	27,112,309	3,993,212
Total liabilities	325,558,213	312,355,665	46,005,017

Mezzanine equity-redeemable non-controlling interests	44,896,428	47,566,642	7,005,809

Shareholders’ equity:
Common shares	4,692,312	4,716,675	694,691
Treasury shares	(27,737,073)	(31,740,603)	(4,674,886)
Additional paid-in capital	560,814,066	561,009,660	82,627,793
Accumulated other comprehensive loss	(37,478,167)	(38,838,635)	(5,720,313)
Retained earnings (accumulated deficit)	(200,151,065)	(237,694,169)	(35,008,567)
Total shareholders’ equity attributable to ACG	300,140,073	257,452,928	37,918,718
Non-redeemable non-controlling interests	5,495,119	2,303,153	339,218
Total shareholders’ equity	305,635,192	259,756,081	38,257,936
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	676,089,833	619,678,388	91,268,762

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	September30,	September 30,	September30,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	40,648,907	42,220,208	6,218,365
Cost of revenues	26,075,637	26,440,055	3,894,199
Gross profit	14,573,270	15,780,153	2,324,166

Operating expenses:
Research and development	2,993,184	1,968,166	289,880
Sales and marketing	13,866,071	14,426,538	2,124,799
General and administrative	23,967,626	16,023,050	2,359,940
Total operating expenses	40,826,881	32,417,754	4,774,619
Other operating income, net	105,184	125,020	18,413
Loss from operations	(26,148,427)	(16,512,581)	(2,432,040)

Other income (expense):
Investments loss	(7,850)	(655,016)	(96,473)
Impairment loss from investment	(5,919,198)	(1,576,391)	(232,177)
Change in fair value of long-term investment	—	34,131,246	5,026,989
Interest income, net of interest expenses	504,175	233,578	34,402
Foreign currency exchange gain (loss), net	(35,926)	(65,748)	(9,684)
Income (loss) before income taxes	(31,607,226)	15,555,088	2,291,017
Income tax benefit	(3,395,225)	(2,559,069)	(376,910)
Net income (loss)	(28,212,001)	18,114,157	2,667,927

Net loss attributable to redeemable non-controlling interests	(832,023)	(467,589)	(68,868)
Net loss attributable to non-redeemable non-controlling interests	(2,146,674)	(697,873)	(102,786)
Net income (loss) attributable to ACG	(25,233,304)	19,279,619	2,839,581

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	1,767,000	(2,933,928)	(432,121)
Comprehensive income (loss) attributable to ACG	(23,466,304)	16,345,691	2,407,460

Basic and diluted earnings (losses) per common share attributable to ACG	(0.51)	0.28	0.04
Basic and diluted earnings (losses) per ADS attributable to ACG	(1.02)	0.56	0.08

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine-month Period Ended
	September30,	September 30,	September30,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	43,631,500	101,319,831	14,922,798
Cost of revenues	28,674,651	67,184,166	9,895,158
Gross profit	14,956,849	34,135,665	5,027,640

Operating expenses:
Research and development	9,354,973	6,374,836	938,912
Sales and marketing	17,045,082	35,872,541	5,283,454
General and administrative	50,856,838	73,842,659	10,875,848
Total operating expenses	77,256,893	116,090,036	17,098,214
Other operating income, net	562,085	471,955	69,511
Loss from continuing operations	(61,737,959)	(81,482,416)	(12,001,063)
Other income (expense):
Investments loss	(7,850)	(1,779,478)	(262,089)
Impairment loss of long-term investments	(5,919,198)	(1,576,391)	(232,177)
Change in fair value of long-term investment	—	34,131,246	5,026,989
Interest income, net of interest expenses	2,604,306	884,670	130,298
Foreign currency exchange gain (loss), net	(21,174)	(126,772)	(18,671)
Loss from continuing operations before income taxes	(65,081,875)	(49,949,141)	(7,356,713)
Income tax benefit	(3,395,225)	(10,732,321)	(1,580,700)
Loss from continuing operations, net of income taxes	(61,686,650)	(39,216,820)	(5,776,013)
Discontinued operations:
Income from discontinued operations, net of income taxes	4,894,198	—	—
Net loss	(56,792,452)	(39,216,820)	(5,776,013)
Net loss attributable to redeemable non-controlling interests from continuing operations	(1,928,862)	(1,615,454)	(237,931)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	(3,462,882)	(4,343,933)	(639,792)
Net loss attributable to ACG	(51,400,708)	(33,257,433)	(4,898,290)
Net loss from continuing operations attributable to ACG	(56,294,906)	(33,257,433)	(4,898,290)
Net income from discontinued operations attributable to ACG	4,894,198	—	—

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	1,897,146	(1,360,468)	(200,375)
Comprehensive loss attributable to ACG	(49,503,562)	(34,617,901)	(5,098,665)

Basic and diluted losses per common share attributable to ACG	(1.14)	(0.60)	(0.09)
Basic and diluted losses per ADS attributable to ACG	(2.28)	(1.20)	(0.18)
Basic and diluted losses from continuing operations per common share attributable to ACG	(1.24)	(0.60)	(0.09)
Basic and diluted earnings from discontinued operations per common share attributable to ACG	0.10	—	—
Basic and diluted losses from continuing operations per ADS attributable to ACG	(2.48)	(1.20)	(0.18)
Basic and diluted earnings from discontinued operations per ADS attributable to ACG	0.20	—	—

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September30,	September 30,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	(25,233,304)	19,279,619	(51,400,708)	(33,257,433)
Share-based compensation expenses	1,880,228	388,208	4,782,335	1,384,300
Foreign currency exchange loss, net	35,926	65,748	21,174	126,772
Non-GAAP net income (loss) attributable to ACG	(23,317,150)	19,733,575	(46,597,199)	(31,746,361)

GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	(0.51)	0.28	(1.14)	(0.60)

Non-GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	(0.47)	0.29	(1.04)	(0.58)